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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calfrac Well Services Ltd.

*CURRENT ADDRESS 411 - 8th Avenue S.W.

Calgary, Alberta Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 22 2005

THOMSON FINANCIAL

FILE NO. 82- 34909 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/22/05


CALFRAC

2004 TECHNOLOGIES THAT WORK...

CALFRAC WELL SERVICES LTD. › ANNUAL REPORT



IN THE FIELD

TSX › CFW

Calfrac Well Services Ltd. was founded in June 1999 and has since become a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada and the Rocky Mountain region of the United States.

Our goal is the same today as it was when we began five years ago: to safely and efficiently provide the highest degree of expertise, innovation and service to our customers. The concept is simple, but the implementation is not. Although we compete in an arena with companies several times our size, our success is attributable to our ability to meet the needs of our customers by providing technologies that work in the field and superior service.

Calfrac is a Canadian corporation headquartered in Calgary, Alberta with district offices and operating bases located in Medicine Hat, Red Deer and Grande Prairie, Alberta as well as Denver and Platteville, Colorado. The common shares of Calfrac Well Services Ltd. are listed for trading on the Toronto Stock Exchange under the symbol CFW.

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At Caltrac, a strong and experienced management team leads high-energy employees, working smart to **SERVE OUR CUSTOMERS.** We know achieving our goals and meeting our customers' expectations depend on strong leaders positioned in critical jobs throughout our organization. From the front lines to our executive offices, our people are self-disciplined, passionate about their work and continuously focused on improvement. Through leadership training and recruiting, we ensure that talented individuals continue to power Caltrac's success.

Calfrac has invested heavily over its five-year history in the design and development of a wide range of innovative, cost effective, efficient and environmentally sensitive technologies and equipment. Calfrac's research and development efforts are focused on providing specific solutions to challenges faced by our customers when fracturing and stimulating oil and gas wells. Our Company's success in hydraulic fracturing has been facilitated by our ability to provide proprietary chemical blends and fluid systems that, together with our technical expertise and innovative equipment, are highly successful in reducing downhole residual fluids, thereby enhancing fracture placement and fluid recovery and providing our customers with superior results.

Delivering TECHNOLOGIES THAT WORK IN THE FIELD requires the design acumen of an imaginative and dedicated technical services team that puts our customers' goals first. Using industry-leading software, we model current reservoir conditions to simulate fracture geometry, forecast production and perform net present value economic analysis, optimize fracture treatments and analyze post-job results. Our satellite fracturing system transmits real-time operations data from the field to our Calgary head office for instant fracture treatment analysis. Rigorous testing and stringent quality controls are the pillars of our consistent field performance.

Oil and gas companies are continually looking for ways to maximize returns on their capital budgets while reducing finding costs and increasing project success. Calfrac continues to focus on equipment innovation, utilization and the development of new technologies and methodologies in order to increase operating efficiencies, while at the same time creating a competitive advantage.



Coal is the most abundant energy source in the world and is a significant source of hydrocarbons, particularly gas. The coalification process, whereby plant material is progressively converted to coal, generates large quantities of methane-rich gas, known as natural gas from coal ("NGC") or coalbed methane, that is retained by coalbeds in the subsurface. The presence of this gas has been long recognized due to explosions associated with underground coal mining. In recent years, coal has increasingly been recognized as a reservoir rock as well as a source rock, thereby representing an enormous undeveloped, unconventional energy resource. Over the past several years, interest in developing NGC has increased significantly as conventional natural gas reserves mature, demand for natural gas increases and product prices remain strong. In 2004, NGC production accounted for approximately 1% of the total natural gas production in Alberta. Many industry analysts expect that this figure could approach 10% by 2010, thereby becoming the fastest growing source of domestic natural gas supply.

The recovery of NGC has presented new challenges, resulting in the development of new technologies for coalbed stimulation and well management. Calfrac has been at the industry's forefront in these efforts by working with our customers to develop a new completion technique for stimulating coalbeds. This technique requires high injection rates of gaseous nitrogen into individual coal seams using a downhole isolation tool that is run into the wellbore with coiled tubing. The downhole isolation tool allows the treatment to be applied to each individual coal seam within the wellbore without having to trip out of the hole to reset the tool. In the early development stages of this technique, Calfrac recognized that existing triplex nitrogen pumping equipment could not pump at sufficiently high rates, and as a result, constructed the industry's first high rate Quintiplex Nitrogen Pumper that uses state-of-the-art technology to pump at more than twice the rate of a conventional triplex pumper. This unit leaves a smaller wellsite footprint with less environmental impact and provides higher operating efficiency that requires fewer operators. To ensure product availability for these specialty treatments, Calfrac has secured an exclusive long-term supply of large volumes of nitrogen and a preferential right of use contract with the industry's largest service company supplying fracturing through coil rigs.


CALFRAC







At Calfrac, our goal is to understand the operational issues our customers face and then create advanced technologies that address them. Through constant innovation, rapid response times and service of the highest quality, we create value for our customers and contribute to their success.

Increasingly, our solutions are delivered through a combination of applications. Calfrac's new Combination Blender/Pumper combines the functions of four units into one including a blender, high-pressure pumper, data acquisition unit and an iron transportation unit. This unique multi-function unit effectively reduces operating costs by reducing the number of field personnel and pieces of equipment required to complete a fracture treatment. The pumping rate and pressure capabilities have also been optimized so that this unit can be used on fracturing through coil treatments, today's preferred method of treating shallow natural gas wells. The design of the Combination Blender/Pumper is also suitable for pumping Calfrac's proprietary CWS-300 Frac System as well as the Company's PolyCO2 Frac System.






CALFRAC



We employ expert technicians and use leading parts, machinery and assembly craftsmen from around the world for the development and manufacturing of our unique fleet of specialty oilfield services equipment. Each piece of Calfrac equipment is specifically designed and manufactured with four factors in mind: efficiency, performance, reliability and environmental protection. Our quality state-of-the-art equipment uniquely combines several operating functions on one single unit. This multi-function approach means a smaller wellsite footprint that provides higher operating efficiencies: fewer units means fewer operators and less environmental impact. We work closely with our customers through each stage of design and development to ensure we meet their exacting performance requirements.

Currently, our equipment fleet includes:

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Calfrac employs six distinguished manufacturing companies located throughout North America. Each manufacturer has the capability to fully engineer our specific equipment requirements and has the capacity to complete each new build on time and on budget. Due to the oil and gas industry's ongoing high activity levels, equipment manufacturing capacity is at a premium, making our vendor selection even more critical. Therefore, we work hard to maintain strong relationships with each of our vendors and third party suppliers.


CALFRAC




CALFRAC

We strive to be a leader in protecting the health, safety, environmental and quality needs of our employees, customers, suppliers and members of the public who may be affected by our operations. At Calfrac, no job is so important that we cannot take the time to do it safely and responsibly.

Calfrac has established and maintains an active, comprehensive health, safety and environmental ("HS&E") management program based on industry best practices that meet or exceed all regulatory standards and guidelines to ensure a consistent approach across our various operations and to stimulate an ongoing search for improvement. As a result of our efforts, in 2004 we earned a Certificate of Recognition from Alberta Human Resources in partnership with the Petroleum Institute for Training.

Our safety performance demonstrates our Company's resolve to operate safely. Over the past five years, Calfrac's average lost-time injury rate has consistently bettered that of the "Downhole and Other Oilfield Service Sector" as reported by Alberta's Workers' Compensation Board and Alberta Human Resources and Equipment Board.

Social responsibility at Calfrac also involves minimizing, as much as reasonably achievable, the impact of our operations on the physical environment. Our Company achieved a high level of regulatory compliance in 2004. Through effective environmental programs, we have minimized the number of reportable environmental incidents, none of which had any significant environmental impact. In an effort to improve this performance, Calfrac has adopted a comprehensive environmental management system that is complemented by innovative process improvements, ongoing reclamation of disturbed areas, systematic recycling of byproducts and minimizing waste generation.

Through ongoing communication, education and inspection programs, we continually improve our policies, which translates to greater efficiency, less downtime, and as a result, greater benefit to our customers.







DON BRUCE
Senior Sales Representative

DAVE MYKYTE
District Manager

KIM BACKSTROM
Human Resource Administrator



CUSTOMER FOCUS

Our customers are at the heart of all our operations, and we are diligently working to give existing customers more reasons to stay with Calfrac and new customers more reasons to work with us. In addition, we believe Calfrac employees are the best in the industry. Their knowledge and experience provide insight into all aspects of our operations, and we share that insight with our customers to help them achieve more value for their exploration dollar. For example, in September 2001 Calfrac's technical services group launched our unique LUNCH AND LEARN symposiums that provide excellent opportunities for our customers to learn about new industry ideas and applications of new technologies. These seminars are held regularly to examine our industry's many challenges as well as to address Calfrac's continual pursuit of the development and implementation of viable solutions. Our LUNCH AND LEARN program is just one example of how we continue to earn the trust and loyalty of our customers. We are customer driven, customer focused.

KENNY HO
Manager, Finance

WENDY GIBSON
Accounts Receivable Billing Supervisor

BRENT MERCHANT
Technical Specialist



At Calfrac, we believe in **SERVICE FIRST.** It is our mission to safely and efficiently provide the highest degree of expertise and service to our customers by maintaining our focus on people, equipment and technology with the stability provided by a strong financial foundation.

Year in Review

ANNUAL RESULTS ›

Years Ended December 31,	2004	2003	Change
(000s, except per share data)	$	$	%
Financial			
Revenue	**241,379**	156,558	54
Gross margin	**83,783**	53,090	58
Net income	**45,630**	19,649	132
Per share – basic & diluted	**2.89**	2.02	43
Cash flow from operations (1)	**58,946**	30,309	94
Per share – basic & diluted	**3.74**	3.11	20
EBITDA (2)	**64,027**	41,826	53
Per share – basic & diluted	**4.06**	4.30	(6)
Capital expenditures	**51,327**	24,722	108
Working capital	**49,578**	6,764	633
Total assets	**266,196**	130,319	104
Shareholders' equity	**174,956**	57,431	205
Market capitalization at year-end	**855,569**	–	–
Weighted average shares outstanding (#)	**15,771,149**	*9,733,506*	62
	#	#	%
Operating			
Fracturing spreads			
Conventional	**12**	9	33
Natural gas from coal	**2**	1	100
Total	**14**	10	40

QUARTERLY RESULTS ›

	March 31,		June 30,		September 30,		December 31,	
Quarters Ended	2004	2003	2004	2003	2004	2003	2004	2003
(000s, except per share data)	$	$	$	$	$	$	$	$
Revenue	**57,298**	38,266	**41,066**	22,714	**60,538**	47,514	**82,477**	48,064
Net income (loss)	**9,068**	4,848	**1,657**	(60)	**11,771**	7,525	**23,134**	7,336
Per share – basic & diluted (3)	**0.87**	0.50	**0.10**	(0.01)	**0.67**	0.77	**1.28**	0.75
Cash flow from operations (1)	**11,235**	7,173	**4,674**	2,850	**14,880**	9,756	**28,156**	10,530
Per share – basic & diluted (3)	**1.08**	*0.74*	**0.27**	*0.29*	**0.85**	*1.00*	**1.55**	*1.08*
EBITDA (2)	**16,186**	10,094	**4,591**	2,824	**15,299**	14,524	**27,950**	14,384
Per share – basic & diluted (3)	**1.56**	1.04	**0.27**	0.29	**0.88**	1.49	**1.54**	1.48

1. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

3. Historical per share information has been calculated using 9,733,506 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions.

At Calfrac, success means delivering real value to our customers, our employees and our shareholders. We create value for our customers by helping them achieve their business objectives. For employees, we make work more meaningful and more rewarding. For investors, we improve productivity and efficiency and generate profitable growth.


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FIFTH ANNIVERSARY

Letter to Shareholders



« RONALD P. MATHISON
Chairman

‹ DOUGLAS R. RAMSAY
President & Chief Executive Officer

OUR CORPORATE EVOLUTION ›

During 2004, Calfrac Well Services Ltd. evolved from its genesis as a private company established in June 1999 to its current operating form as a public entity through the amalgamation with Denison Energy Inc. on March 24, 2004. The successor company continues to operate as a prominent oilfield services company, having retained all of Calfrac's executive and operational management as well as its name and business focus.

Calfrac entered the year with a capital asset base of $78.4 million, cash of approximately $15.0 million, $35.9 million in debt, 10 operating fracturing spreads and a strong management and technical team ready to grow the Company. Through the business combination, a significant number of tax attributes became available, our debt was reduced to nominal levels, an aggressive growth platform was funded and a diversified public shareholder base was developed. Calfrac's common shares began trading on the Toronto Stock Exchange on March 29, 2004 under the symbol CFW. Calfrac's directors and officers currently own approximately 42% of the Company.

Today, Calfrac is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, throughout Western Canada and the Rocky Mountain region of the United States.

MAINTAINING OUR FOCUS ›

Calfrac occupies a solid niche in the oilfield services landscape. We focus our efforts on the primary operating regions best suited to our equipment and technology with a combination of customer focus, exceptional operational performance and financial strength.

From our humble beginnings in 1999 with one fracturing spread and four coiled tubing crews to our operation today that employs 17 fracturing spreads, 11 coiled tubing crews and 9 cementing units, we have always focused on three key principles – excellent equipment and technology, well trained motivated people and solid finances – under our motto of SERVICE FIRST and TECHNOLOGIES THAT WORK IN THE FIELD.

Good Equipment and Technology

Starting as a small oilfield services company based initially in Medicine Hat, Alberta with operations focused on shallow gas wells, we quickly expanded into geographic regions known for deeper, more technical wells. As a result, over the past five years we have added operational bases in Red Deer and Grande Prairie, Alberta and have entered into the United States market with an operating base located in Platteville, Colorado. In order to adequately serve our customers' range of operational needs, we require quality state-of-the-art equipment that combines several functions on a single unit. This multi-function approach has numerous benefits such as leaving a smaller wellsite footprint, providing higher operating efficiency that requires fewer qualified operators, which in turn brings better value to our customers by lowering their wellbore costs, and integrating modern technologies that improve production results with little or no impact on the environment. The complexity of offering cost effective operations means that customers increasingly turn to Calfrac for the expertise we provide. Customers recognize the strength of our position in the oilfield services sector and understand the advantages of Calfrac's scale of operations and depth of specialization.

Good People

Our Company's success is due to the efforts of our people, a remarkably talented and experienced group of professionals who together represent Calfrac's most important asset. Their dedication to meeting the needs of our customers by adhering to our management principles is the key to the successful execution of our strategy.

Good Finances

Financial strength and flexibility are imperative and we are dedicated to maintaining solid cash resources to provide a strong engine for growth. For the year ended December 31, 2004, our revenues totaled $241.4 million, net income amounted to $45.6 million or $2.89 per share and operating cash flow before change in non-cash working capital was $58.9 million or $3.74 per share with 18.1 million shares outstanding. At year-end, Calfrac had working capital of $49.6 million and little debt. During 2005, it is expected that internally generated cash sources will fund the Company's $87.0 million capital expenditures program and we will exit the year with no additional debt. Sound business practices and fiscally responsible decision-making procedures are part of the foundation of Calfrac's financial strength.

OUR STRATEGY FOR GROWTH ›

A key metric we use to measure our success is how much revenue we generate for each job we complete. During 2004, our average consolidated revenue per job increased 28% to $35,914 from $28,099 in 2003. Improvements in operational efficiency, equipment utilization and market share can all positively affect this number and our ability to grow. Although we continue to monitor our performance by this and other financial metrics, our success is also measured by continued customer satisfaction.


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Revenue Per Job (thousands)

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03 ›	$26.3	$ 68.9
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We view our growth opportunities primarily from an internal (or organic) perspective and, to a lesser extent, from an external (or acquisition) perspective. Organic growth comes from improving operational efficiency, increasing equipment utilization and growing market share.

1999

JUNE ›
Calfrac founded as a private corporation by Messrs. Ronald Mathison, Douglas Ramsay, Gordon Dibb and Robert Roberts.

AUGUST ›
Commenced operations from Medicine Hat, Alberta field facility with 1 coiled tubing unit.



SEPTEMBER ›
Acquired a 2-pumper spread, shallow coiled tubing unit, high rate nitrogen pumper and 4 acid pumpers through acquisition of DynaFrac Well Services Ltd. Completed 1st hydraulic fracturing treatment.

NOVEMBER ›
Acquired 1 shallow and 2 deep coiled tubing units, 2 combination nitrogen-acid pumpers and support equipment.

DECEMBER ›
Added 2nd and 3rd fracturing spreads.

A key metric we use to measure our success is how much revenue we generate for each job we complete. During 2004, our average consolidated revenue per job **INCREASED 28%** to $35,914 from $28,099 in 2003.

Operational Efficiency

Operational efficiency means providing more with less – more unique services and equipment with less time, cost and environmental threat. Calfrac continues to successfully grow by offering our customers the competitive advantage of operational efficiency. On a daily basis, we continue to focus our efforts on maximizing the number of jobs completed per spread. In the current economic environment, oilfield service companies face increasingly intense competition and pressure on their margins. While we have posted a 34.7% margin in 2004 and an average 34.1% over our five-year history, we continually seek ways to be more operationally efficient in order to compete and grow.

Equipment Utilization

We are diversifying our activities so that our personnel and equipment can be maximized year-round. We are broadening our operations and entering or expanding in those areas in which we feel we have a strong competitive advantage. This will provide the ability to more fully utilize common resources, thereby lowering capital expenditures and administrative costs and increasing profitability.

Market Share

We gain market share by exploiting advantages in our existing operations, sourcing new customers for the services we currently provide and offering an expanded suite of services to customers. We currently have over 200 customers in Canada and the United States and our goal is to continue to grow our customer base in all of the areas in which we operate.

MARGIN IN 2004

MARGIN AVERAGE OVER 5 YEARS

2000

JANUARY › Opened our first Red Deer, Alberta district facility.

FEBRUARY › Constructed 4th fracturing spread specifically designed to stimulate shallow natural gas wells.

OCTOBER › Established Grande Prairie, Alberta district facility to support expansion of operations into northern Alberta and British Columbia.



DECEMBER › Added 5th fracturing spread.

2001



AUGUST › Added 6th and 7th fracturing spreads. Constructed 2 coiled tubing units designed for shallow well operations that feature high rate compressors.



High rate fracture treatment operation.

Growth by acquisition comes from integrating new complementary businesses, thereby providing more services to existing and new customers. A key component of our growth strategy is to continually evaluate acquisitions that will offer productivity enhancement potential or add complementary services within current or new operating markets. We focus on opportunities that can offer rapid impact without compromising economic principles.

The following are several recent growth opportunities identified in both our domestic and international operations:

Domestic Opportunities

Our domestic business serves customers throughout the Western Canadian Sedimentary Basin. During 2004, we acquired Ram Cementers Inc., thereby expanding our suite of services to include cementing. We added an additional fracturing spread and constructed a state-of-the-art warehouse in Grande Prairie in order to service growing operations in Canada's northern regions. In addition, there is the potential for significant growth in central Alberta's expanding natural gas from coal market. While we continue to be the market innovator and leader in providing fracturing services to this specialized market, we anticipate growing these operations by adding two additional fracturing spreads by the summer of 2005.

International Opportunities

In our international business, we are well positioned to serve customers whose worldwide reach requires a global partner that can ensure high quality and timely oilfield services. We are particularly excited about our growth into the United States, where during 2004 we expanded our fracturing fleet, customer base and workforce to support the U.S. Rocky Mountain region. We also established a new marketing and operational team to investigate opportunities in Russia, the world's third largest fracturing market. A formal decision on whether to move forward with this initiative is expected in 2005.

2002



FEBRUARY ›
Expanded operations to the United States and opened Platteville, Colorado field office.



NOVEMBER ›
Opened a new 15,000 square foot Red Deer, Alberta district facility.

DECEMBER ›
Added 8th and 9th fracturing spreads.

Growth, whether organic or by acquisition, must be achieved in ways that are practical, affordable and complementary to our existing business. We will not expand in any manner that jeopardizes our financial strength and ability. We will continue to focus on introducing more services as well as investigating new technologies, new ways to operate more efficiently and new markets where strategic value can be achieved.

OUR CHALLENGES ›

Calfrac has met many challenges over its rapid five-year development. We take a proactive approach to meeting these challenges, which primarily include establishing a secure supply of critical commodities and components, contracting qualified manufacturers of our unique equipment and maintaining a skilled and loyal employee base.

Supply Challenges

One of our more recent challenges has been to secure a reliable supply of nitrogen and carbon dioxide. During 2004, we entered into an agreement with a third party to construct a nitrogen plant with 100% of its production dedicated to Calfrac. A second nitrogen plant is currently under construction, thereby providing Calfrac priority status for the production from this plant. This third party has also constructed three carbon dioxide plants in each of our strategic Alberta operating locations in order to meet demand. In addition, because Calfrac performs the largest number of fracturing jobs in Western Canada, the supply of sand to our operations is of critical importance. Consequently, we expanded our frac sand supplier base from two to seven vendors, which has provided a more competitive and reliable supply chain.

Equipment Challenges

When embarking on a predominantly organic growth pattern as we have, the ongoing challenge is to supply quality equipment to the field in a timely manner. Over the past year, we have added additional management and staff to support our new build process and have expanded our supplier base in both Canada and the United States. We have also obtained Original Equipment Manufacturers (O.E.M.) status that allows us to buy factory-direct, thereby accelerating the manufacturing and delivery time lines.

Workforce Challenges

Securing a reliable and dedicated workforce has always been an industry concern that affects all aspects of our business. Recognizing this challenge, during 2004 we added more staff and embarked on a focused recruiting program. This program embodies the following simple philosophy: hire the best, train the best and retain the best. We have introduced a technology mentorship program. Each engineer and technologist in the program is assigned a mentor within our organization who tracks their progress to ensure they are advanced through our Company as quickly as their skills are developed so that they may become an integral part of our technology and operations team. In addition, recognizing the need for continuous internal and external training, we added a Training Manager to implement not only new employee training but also ongoing training and upgrading for existing employees. To more effectively achieve these goals, we have implemented a training school that will supplement existing field training. We offer extensive instruction on health, safety and environment, technology and operating methodologies to support and encourage the career development of all our employees and to improve organizational productivity. We also provide a broad base of interpersonal and management skills training.

2003

JANUARY ›
Added 10th fracturing spread representing the 1st spread specifically designed to fracture NGC wells.



MARCH ›
Completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing.

APRIL ›
Acquired 3 shallow coiled tubing units.

AUGUST ›
Acquired 1 shallow coiled tubing unit.

Letter to Shareholders



Fracture through coil operation using Calfrac's coiled tubing rig.

OUR COMMITMENT TO HS&E ›

An integral component of Calfrac's plans for growth is our determination to continue to excel in the areas of health, safety and environmental ("HS&E") responsibility. We have made a serious commitment to lead the industry in HS&E practices and performance, and although our Company continues to expand, we will not lose focus on the value of providing a safe work environment for our employees, our third party contractors and customers. During 2004, we expanded our HS&E team to give coverage to all areas of operations and to continue to educate our employees on safe practice methods and response to emergencies. We work with a variety of safety institutions and related third parties to continually test and certify our employees on these procedures. In addition, our operations and HS&E staff actively participates with industry partners to develop standards and accepted practices to ensure that industry goals are met or exceeded.

OUTLOOK ›

Looking ahead, 2005 appears very favourable with forecasts of continuing high oil and natural gas prices as well as a record number of wells to be completed in Calfrac's operating areas. Given these indicators, combined with a larger fleet of equipment, we expect to post increases in both financial and operating results.

Calfrac is well positioned for further growth having a solid balance sheet with a healthy level of cash, state-of-the-art operating assets and a motivated and energized team of people. Our 2005 capital program contemplates the expansion of our operating capacity in all service areas with the addition of seven fracturing spreads, three coiled tubing crews, eight cementing units and related support equipment. Cementing operations, which currently represent only about 2% of our Company's total revenues, should increase significantly during 2005 through an expanded fleet of equipment and augmented marketing and operational capabilities.

2004



FEBRUARY ›

Introduced industry-first quint nitrogen pumper. Signed contract with a major Alberta supplier of coiled tubing rig services providing Calfrac right of first call on 7 coiled tubing fracturing rigs. Added 11th fracturing spread, Calfrac's 2nd NGC-dedicated spread.



MARCH ›

Amalgamated with Denison Energy Inc., a public company, and began trading on TSX: trading symbol CFW.

MAY ›

Added 12th fracturing spread, the 2nd spread for the U.S. fleet.

Looking ahead, 2005 appears very favourable with forecasts of continuing high oil and natural gas prices as well as a **RECORD NUMBER OF WELLS** to be completed in Calfrac's operating areas.

ACKNOWLEDGEMENTS ›

A strong business and operating plan is important and execution of that plan is vital. Our people continue to perform and raise the standards by which we measure success. The environment and the changes we have made in our business over the past five years have been challenging for our people. They have been asked to learn new skills, adopt a culture of rapid growth and change and operate in a constrained cost environment – all at the same time. Our employees have responded magnificently, and for that effort, they have our deepest appreciation and respect.

We would like to acknowledge our customers, many of whom we have worked with since our Company's inception. We appreciate your confidence and reliance on us and we continue to maintain that we work for the best in the industry. We look forward to enhancing our highly valued relationships through ongoing communication and collaboration as we strive to continuously add value to our products and services.

We are also fortunate to have a Board of Directors that understands the importance of responsible corporate governance. Our Board has had a majority of independent directors since we became a public company and they bring a wealth of knowledge and experience to Calfrac. Our directors also help set the right "tone at the top" – one that emphasizes the importance of early identification of issues, open and honest communication and, perhaps most importantly, integrity – they serve as excellent role models for the Calfrac management team.

We look to the year ahead with confidence and strength. Our goal is to continue building shareholder value by serving our customers well, meeting our financial targets and aggressively pursuing growth opportunities. We should achieve this goal by maintaining our focus on the customer, and we will strive to deliver on our commitments to our customers, our shareholders, our communities and each other.

In this our Company's inaugural Annual Report, we have attempted to outline the fundamentals of our business. However, in order to learn more about Calfrac and to meet our management and Board, we cordially invite you to attend our Annual Meeting of Shareholders to be held at 3:30 p.m. on May 12, 2005 at Calgary's Fairmont Palliser Hotel.

On behalf of the Board of Directors,

RONALD P. MATHISON
Chairman

DOUGLAS R. RAMSAY
President & Chief Executive Officer

March 18, 2005
Calgary, Alberta

JUNE ›
Acquired Ram Cementers Inc., thereby adding cementing to Calfrac's suite of services.

SEPTEMBER ›
Added 13th fracturing spread.

NOVEMBER ›
Added 14th fracturing spread.

2005



SPRING ›
11 conventional fracturing spreads, 4 NGC spreads, 3 deep and 8 shallow coiled tubing units and 9 cementing units in Canada as well as 2 conventional fracturing spreads in the United States.

ROBERT S. ROBERTS
Senior Vice President & Chief Operating Officer



Calfrac provides specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada and the Rocky Mountain region of the United States. During 2004 in Canada, the Company provided its full suite of services utilizing 10 conventional fracturing and 2 natural gas from coal spreads, 3 deep and 8 shallow coiled tubing units and 4 cementing units, while in the U.S. it provided well fracturing services utilizing 2 conventional fracturing spreads.

HYDRAULIC FRACTURING ›

The principal focus of Calfrac's business is to provide hydraulic fracturing services to exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone to the wellbore, thereby increasing the flow of hydrocarbons and allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. The Company offers both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal ("NGC"), which is often referred to as coalbed methane.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break or lose viscosity and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fractures.

With a **COMPREHENSIVE FLEET** of specially designed fracturing, well servicing and cementing units, Calfrac is able to respond quickly to customer demand and new opportunities by mobilizing equipment and personnel to geographic regions as required with minimal time and cost.




CALFR

Shallow gas fracture utilizing sand bins.

NGC Fracturing

Calfrac has developed a high level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. NGC has significant potential as an energy source and has resulted in additional demand for the Company's fracturing services.

STIMULATION AND OTHER WELL SERVICES ›

Coiled Tubing

Calfrac injects coiled tubing into wells to perform various well servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Carbon Dioxide Services

Carbon dioxide is used as an energizer in the fracturing fluid to enhance well clean up and as a base fluid for fracturing. Its unique physical properties allow it to be pumped using conventional high pressure pumps and transported easily as a liquid.

Nitrogen Services

Nitrogen is added to acid blends and fracturing fluids to provide additional energy to assist in well clean up or to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used primarily in applications supporting Calfrac's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to safely improve the recovery of introduced or produced fluids, while reducing the potential for damaging the formation. The newest application is the use of nitrogen pumped at high rates to stimulate methane production from dry coalbeds.

Cementing Services

During 2004, Calfrac expanded its suite of services to include cementing through its ownership in Ram Cementers Inc., which is located in Lacombe, Alberta. When a well is drilled, cementing is done to seal well casing in place.

NEW EQUIPMENT ROLLOUT ›

In 2004, Calfrac put into service four new fracturing spreads (three in Canada, one in the U.S.) with an additional capital commitment to manufacture another three spreads that will be rolled out in the spring of 2005.

Also during 2004, the Company entered into a three-year agreement with a supplier of coiled tubing fracturing rigs whereby Calfrac has the right of first call on seven of this supplier's coiled tubing rigs to be utilized in fracturing through coil applications. Subsequent to year-end, the Company signed an agreement to increase this number to 12 coiled tubing fracturing rigs. The Company anticipates expanding its presence in this market segment throughout 2005 and beyond.

In addition to the new fracturing fleets, during 2004 Calfrac assisted in the development of several innovative pieces of equipment that proved to be very successful in adding new technology and streamlining operations.

Combination Blender/Pumper

The Combination Blender/Pumper was developed primarily to perform sand fracturing in Alberta's southeastern shallow gas wells. This unique unit replaces what would traditionally take four individual units, thereby leaving a smaller wellsite footprint, requiring fewer operators and lowering capital costs. Calfrac currently operates three Combination Blender/Pumpers.

Quintiplex Nitrogen Pumper

This specialized nitrogen pumper was developed to pump nitrogen at the high rates and pressures required to stimulate Alberta's Horseshoe Canyon coal formation. This unit pumps more than twice the rate of a conventional triplex nitrogen pump, thereby utilizing only two or three units versus the five units required previously. The Company currently operates four Quintiplex Nitrogen Pumpers with five additional units to be put into service during 2005.

Hydration Unit

Calfrac's unique Hydration Unit couples a high shear slipstream with 16 cubic metre resident tanks. Using proprietary technology, the unit is capable of hydrating fracturing gels at the high rates required throughout the United States Rocky Mountain region. The unit's unique suction pumping system reduces total fluid volumes required on location.

Blend Van

The Blend Van combines four traditional units (blender, chemical unit, hydration unit and data van) into one unit to reduce location equipment and personnel requirements. This unique unit can transport multiple treatment systems, thereby allowing for various treatments in a single day.

INCREASE IN CONVENTIONAL FRACTURING SPREADS

INCREASE IN NGC FRACTURING SPREADS

DONALD R. BATTENFELDER
Vice President, Operations



DWIGHT M. BOBIER
Vice President, Technical Services



Operations Review



Calfrac's deep coiled tubing unit used on well servicing.

STEPHEN T. DADGE
Vice President, Corporate Services



JOHN L. GRISDALE
Vice President, Business Development



FACILITIES ›

The Company currently maintains over 75,000 square feet of dedicated facilities space in its five operating base locations in Medicine Hat, Red Deer, Grande Prairie and Strathmore, Alberta as well as Platteville, Colorado. During 2004, Calfrac expanded its facilities by 21,000 square feet in order to meet the Company's growing operations and needs of its customers.

Grande Prairie

A state-of-the-art 8,500 square foot chemical warehouse was erected in the Grande Prairie, Alberta district on Company-owned property in September 2004. This warehouse meets all regulatory requirements for a chemical storage facility and provides important containment environmental protection. A new 24,000 square foot shop facility will be built on this same site in 2005.

Medicine Hat

The Company's Medicine Hat, Alberta shop and office expansions were completed in January 2004, bringing these facilities to a total of 22,000 square feet.

Strathmore

In January 2004, an 8,000 square foot satellite shop was established near Strathmore, Alberta to provide the Company with additional maintenance space and chemical storage capabilities for this operating area.

EQUIPMENT ›

The vast majority of Calfrac's fleet of equipment is no more than five years old. In general, the fleet is in good operating condition, but has been subject to high utilization with very little downtime. Consequently, the Company has acquired spare equipment that will arrive in the spring of 2005 in order to undertake major servicing of its existing units in a planned and orderly manner.


CALFRAC
CALFRAC
CAL
High rate nitrogen pumpers performing an NGC fracture.

Recently, manufacturers of Calfrac's equipment have had difficulty in meeting the Company's deadlines for constructing units due to high demand for this equipment. Calfrac has been proactive and met with its manufacturers and other third party suppliers to address the situation. Plans have been put in place to mitigate future delays.

PRODUCT ›

One of the critical elements for delivering pressure pumping services is the supply of product, primarily nitrogen, carbon dioxide and proppant. During 2004, Calfrac established security of supply for each of these critical products.

Nitrogen

Nitrogen is the key product used in NGC applications. With the Company doubling the size of its NGC fleet to four spreads, it was important that a supply of this commodity be secure. Calfrac entered a three-year agreement with a major Western Canadian nitrogen supplier that commenced February 1, 2005 and guarantees Calfrac 100% of the nitrogen produced at its Strathmore, Alberta plant. Calfrac has the option, with assistance from this supplier, to sell surplus volumes on the spot market.

Calfrac also has a nitrogen bulk supply agreement with this supplier relating to its Joffre, Alberta plant and any additional nitrogen plants. The contract runs from October 1, 2004 to February 1, 2008 and provides that the supplier will ensure that a portion of the initial volume is available to Calfrac and does not market into that volume. Calfrac then makes quarterly nominations that may be more or less than the initial nomination. If Calfrac nominates a higher volume, the supplier must endeavor to meet those nominations but can decline them if the volumes are unreasonable or unavailable. The base price for nitrogen is constant for the term of the contract other than an escalation clause based primarily on the cost of power.

Carbon Dioxide

Calfrac has a carbon dioxide bulk supply agreement with its nitrogen supplier relating to their Elmworth, Rimbey and Empress, Alberta plants. This contract, with the same contractual life as the Joffre plant nitrogen agreement, provides that Calfrac will divide its overall nomination between the three plants as its requirements dictate. Included in this agreement is dedicated storage at the Elmworth and Rimbey plants as well as a dedicated tank in Calfrac's Medicine Hat facility provided at no cost to the Company.

Proppant

While Calfrac does not have formal agreements in place relating to the supply of proppant, it has developed and maintains long-term relationships with several of the industry's leading North American proppant suppliers. As a result, the Company did not experience any proppant supply issues in 2004 nor does it anticipate any supply issues in 2005.


CALFRAC

Our Board of Directors, management and employees are dedicated to working together to meet corporate goals and to foster a culture of performance and integrity.


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04 › $45.6
03 › $19.6
02 › $10.0
01 › $ 7.8
00 › $ 5.7

Net Income (millions)

ENHANCING SHAREHOLDER VALUE.

Corporate Governance

Calfrac's corporate governance practices are the responsibility of its Board of Directors. The Board of Directors has delegated some of its responsibilities to monitor and enhance the Company's governance practices to the Corporate Governance Committee. In 2004, the Company made substantial progress in strengthening its governance practices and has responded effectively to changes in the marketplace.

The Toronto Stock Exchange ("TSX") has established guidelines for effective corporate governance. These guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees and the relationship among the corporation's board, management and shareholders. Calfrac's governance practices are consistent with the guidelines established by the TSX, a comparison of which is set out below.

	TSX Guideline	Calfrac Alignment	Commentary
1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	YES	The Board of Directors acknowledges its responsibility for the stewardship of the Company in overseeing the business and affairs of the Company. In particular, the Board:
	(a) adoption of a strategic planning process;	YES	(a) ensures the Company has appropriate short and long-term goals and has implemented a strategic planning process;
	(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	YES	(b) identifies the principal business risks and ensures proper systems are in place to manage these risks and protect shareholder value;
	(c) succession planning, including appointing, training and monitoring senior management;	YES	(c) ensures that senior management is of the highest calibre and that adequate systems are in place for the appointment, development and monitoring of senior management to facilitate the orderly succession of senior management;
	(d) a communication policy for the corporation; and	YES	(d) ensures the Company's communication policy enables it to effectively communicate with shareholders, other stakeholders and the public generally, including the capital markets; and
	(e) the integrity of the corporation's internal controls and management information systems.	YES	(e) ensures the Company has in place adequate internal controls and management information systems.
2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors as defined by the TSX.	YES	The Board of Directors is comprised of seven members, all of whom have extensive and varied business experience. All but one of the Directors are non-management "unrelated Directors," as defined in the Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. The Company does not have a significant shareholder with the ability to exercise a majority of the votes for the election of Directors.

Corporate Governance

	TSX Guideline	Calfrac Alignment	Commentary
3.	The application of the definition of "unrelated director" to each director should be the responsibility of the board and the analysis of the application of the principles supporting the conclusions of the Board should be disclosed on an annual basis.	YES	All of the members of the Board of Directors of the Company are non-management "unrelated Directors" with the exception of the President and Chief Executive Officer. All other members of the Board of Directors are free from any interest and any business or other relationship that could reasonably be perceived to materially interfere with the Director's ability to act with a view to the best interests of the Company.
4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	YES	The Corporate Governance Committee is comprised exclusively of non-management "unrelated Directors" and is responsible for the identification and recommendation to the Board of individuals qualified to become Board members and for the ongoing assessment of Directors.
5.	The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	YES	The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual Directors. The assessment is ongoing and includes an annual questionnaire that each Director must complete. The Committee reviews the submitted questionnaires and the results constitute part of the report to the full Board.
6.	The corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	YES	The Company has a formal orientation and education program. New Board members receive an information package and must attend a formal orientation session presented by the officers of the Company. All Board members are allowed unrestricted direct access to any member of senior management and their staff.
7.	The board of directors should examine its size and with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number that facilitates more effective decision-making.	YES	The Company's Articles of Incorporation restrict the size of the Board to a maximum of 15 members. The Board continually monitors its decision-making effectiveness and where appropriate, will make the necessary changes to establish a board size to facilitate effective decision-making.
8.	The board of directors should review the adequacy and form of the compensation of directors and ensure compensation realistically reflects the responsibilities and risk involved in being an effective director.	YES	The Compensation Committee reviews the adequacy and structure of Directors' compensation and makes recommendations designed to ensure the Directors' compensation realistically reflects the responsibilities of the Board of Directors.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	YES	The Board has established three committees: (i) the Audit Committee, as described in paragraph 13; (ii) the Compensation Committee, as described in paragraph 8; and (iii) the Corporate Governance Committee, as described in paragraphs 4, 5 and 10.

	TSX Guideline	Calfrac Alignment	Commentary
10.	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to the TSX corporate governance guidelines.	YES	The Corporate Governance Committee is expressly charged with the responsibility for developing the Company's approach to governance issues and is responsible for the Company's response to the TSX corporate governance guidelines.
11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	YES	The Board is responsible for the stewardship of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board, in conjunction with senior management, determines the limits of management's responsibilities and establishes annual corporate objectives that management is responsible for meeting.
12.	The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.	YES	The Board of Directors functions independently of management and appoints the Chairman. At each meeting of the Board of Directors, the non-management "unrelated Directors" meet in executive session without the presence of management to discuss whatever topics are appropriate.
13.	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee's duties should include oversight responsibility for management reporting on internal controls.	YES	The Audit Committee is comprised of four non-management "unrelated Directors." The Audit Committee is responsible for selecting and recommending the appointment of the Company's independent auditors by the shareholders, pre-approving all audit and non-audit services to be provided by the company and establishing the fees to be paid to the independent auditors. The Committee meets directly with the Company's independent auditors, both with management and independent of management, and is responsible for monitoring the preparation and audit of the Company's financial statements and the establishment of appropriate internal controls. In addition, the Committee provides an avenue for communication between each of the independent auditors, senior management and the Board.
14.	The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	YES	The full Board or any member of the Board may engage outside advisors at the expense of the Company in appropriate circumstances.



Strong year-over-year results and disciplined cost management give us the ability to invest in growth and seize opportunities to build value.


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04 › $58.9
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Funds Provided by Operations (millions)

RECORD FINANCIAL PERFORMANCE.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Calfrac for the years ended December 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. recorded impressive year-over-year growth in 2004 with significant increases in revenue, net income and cash flow. Strong activity levels and a larger fleet of equipment operating in both Canada and the United States attributed to consolidated revenue improving 54% to $241.4 million, net income increasing 132% to $45.6 million ($2.89 per share) and cash flow from operations before change in non-cash working capital growing 94% to $58.9 million ($3.74 per share).

The Company's services are highly leveraged towards natural gas production. The year ended December 31, 2004 represented one of the industry's most active years in terms of exploration and development activity with a total of 22,696 wells (approximately 73% of which were gas wells) drilled in the Western Canadian Sedimentary Basin surpassing the 21,802 wells completed in 2003. This increase in activity provided the foundation for a very active year for Calfrac. In addition, a record number of natural gas from coal ("NGC") wells were drilled during the year, of which Calfrac completed 617 out of a total of approximately 1,500 NGC completions undertaken by the industry. Since Calfrac is a market leader in this area in terms of size and quality of equipment, the increase in this specialized sector was a positive contribution to the Company's record financial performance.

The increased level of activities in the Company's primary operating areas, the Western Canadian Sedimentary Basin and the United States Rocky Mountain region, were highly influenced by the strong commodity price environment that existed in 2004. The price of West Texas Intermediate crude oil jumped 33% to average US$41.43 per barrel compared to US$31.10 per barrel a year ago, while the Alberta Energy Company Storage Facility spot price for natural gas remained consistent in 2004 averaging $6.58 per thousand cubic feet compared to $6.65 per thousand cubic feet in 2003. This price environment was the foundation for the record financial results the Company posted in 2004.

GORDON A. DIBB
Executive Vice President



TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer



Revenue Mix

	2004	2003
■ Fracturing Services	92%	93%
■ Well Stimulation Services	6%	7%
■ Cementing Services	2%	0%


2004
2003

REVENUE ›

Canadian Operations


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Revenue (millions)
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Revenue from Canadian operations increased 51% to $213.9 million versus $141.5 million in 2003. Canadian fracturing revenue totaled $195.8 million compared to $130.2 million recorded a year ago. Revenue was positively impacted by the introduction of three new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels during the first and fourth quarters of the year, which were somewhat offset by a slow down in the spring and summer months due to inclement weather experienced throughout most of Western Canada. Calfrac completed 5,853 Canadian fracturing jobs for an average revenue of $33,451 per job compared to 4,958 jobs for $26,257 per job the prior year. The 27% improvement in revenue per job was attributable to an increased number of deep natural gas wells completed during the period as well as a jump in the number of NGC jobs, which tend to have higher per job revenues.

Revenue from coiled tubing operations totaled $14.1 million in 2004 versus $10.9 million a year ago. The total number of jobs increased 11% to 6,904 jobs compared to 6,243 jobs completed in 2003. Strong levels of activity in Western Canada, particularly related to deeper gas wells, contributed to the higher year-over-year coiled tubing revenues.

On June 1, 2004, Calfrac purchased a 70% interest in Ram Cementers Inc. ("Ram"), a private cementing services company. Although revenue from the four cementing units totaled $4.0 million for the seven months ended December 31, 2004, results from the summer and early fall activities were negatively impacted by adverse weather conditions. Subsequent to year-end, the Company acquired the remaining 30% interest in Ram, thereby making it a wholly owned subsidiary. The Company expects these operations to become a larger contributor to its financial results in 2005 and beyond through an expanded fleet of equipment and augmented marketing and operational capabilities.

United States Operations

Revenue from United States operations rose 78% to $27.5 million in 2004 from $15.4 million a year ago. The increase was due to strong activity levels in the U.S. Rocky Mountain region throughout a significant portion of 2004 despite the fact that merger and acquisition activity by several of the Company's customers somewhat curtailed activity during the summer months. The addition of a second conventional fracturing spread to Calfrac's

Geographic Mix

	2004	2003
■ Canada	89%	90%
■ United States	11%	10%


2004
2003

U.S. fleet in May 2004 also contributed to this market's revenue growth, and as a result, was also the impetus for expanding the customer base during the year. Calfrac completed 365 U.S. fracturing jobs for an average revenue of $75,412 per job compared to 224 jobs for $68,861 per job in 2003. Revenue per job figures were negatively affected by a weaker U.S. dollar during 2004 when compared to the average exchange rate for 2003.

GROSS MARGIN ›

Consolidated gross margins increased 58% to $83.8 million from $53.1 million in 2003. A larger fleet of equipment combined with strong first and fourth quarter activity levels were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margins increased to 34.7% during 2004 compared to 33.9% in 2003.

EXPENSES ›

Operating Expenses

During the year, operating costs increased 52% to total $157.6 million versus $103.5 million a year ago due primarily to higher activity levels. In addition, the Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also impacted the Company's margins.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $18.7 million in 2004 compared to $10.8 million the prior year. The 74% increase in SG&A expenses coincides with overhead requirements to support the Company's growth and also reflects a larger bonus provision that came from the year's strong financial performance and larger workforce. The year-over-year increase in SG&A expenses was also a result of additional resources being allocated to training and recruitment efforts. As the Company's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment. During 2004, additional expenses were also incurred relating to taking the Company public through the business combination with Denison Energy Inc. ("Denison"), which is fully described in the Acquisition of

Expenses

	2004	2003
■ Operating	83%	82%
■ SG&A	10%	9%
■ Interest, Depreciation & Other	7%	9%



2004
2003

Calfrac Shares, Share Cancellation, Business Combination and Equity Financing section of this MD&A, as well as ongoing costs required to maintain a public listing. As a percentage of revenue, SG&A expenses increased to 8% in 2004 from 7% a year ago. As more fully described in the Stock Option Plan section of this MD&A, during the year the Company implemented a new long-term incentive plan designed to attract and retain key personnel. Consequently, the Company recorded a stock-based compensation expense of $1.8 million during the year related to the grant of stock options, deferred stock units and performance stock units.

Interest, Depreciation and Other Expenses

Interest expenses for 2004 declined 75% from $2.2 million to $0.5 million primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 that left the Company with modest debt through the remainder of the year. Depreciation expenses rose 35% to $11.8 million from $8.7 million in 2003 due to a full year of depreciation relating to equipment additions made during 2003 and an aggressive 2004 capital program that included bringing four new fracturing spreads and other support equipment into service. Other expenses arise from fluctuations in Canadian/U.S. currency exchange rates. Although the scope of the Company's operations were expanded in 2004, exchange rates for the year were favourable for the Company, thereby resulting in lower expenses for the year.

INCOME TAX ›

The majority of the current tax provision for 2004, which totaled $5.3 million versus $9.3 million a year ago, related to the profitability of the Company prior to the amalgamation with Denison on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next several years. The remainder of the current tax provision relates to the profitability of the Company's U.S. operations as well as current tax associated with Ram's operations. Future income tax expense for 2004 totaled $0.6 million, primarily related to the drawdown of the Company's tax pools, compared to $1.6 million recorded a year ago.

NET INCOME ›

Net income grew to $45.6 million or $2.89 per share from $19.6 million or $2.02 per share in 2003. This 132% earnings growth was due primarily to an increase in revenue as a result of strong industry activity levels.



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Net Income (millions)

04 › **$45.6**
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CASH FLOW ›

Operating cash flow rose 94% to $58.9 million or $3.74 per share from $30.3 million or $3.11 per share a year ago. The $28.6 million cash flow gain was a result of higher earnings recorded in 2004. During 2004, cash flow was used primarily to finance the Company's expanded capital expenditures program and improve its year-end working capital position.


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Cash Flow (millions)

04 › $58.9
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LIQUIDITY AND CAPITAL RESOURCES ›

As at December 31, 2004, Calfrac had positive working capital of $49.6 million. Long-term debt, net of current portion, totaled $4.0 million, and as a result, the Company had no net debt at the end of the fiscal year.

During the year, upon amalgamation with Denison, the Company received cash of approximately $92.9 million attributable to the net proceeds arising from share issues completed by Denison. Repayment of the promissory note consumed $58.4 million, $22.8 million was used to pay down long-term debt and the remaining $11.7 million was transferred to working capital to fund capital expenditures and to settle transaction costs.

Also during the year, Calfrac increased its line of credit to $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The new facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is secured by new equipment acquisitions and has not been drawn down. Formal documentation for the new credit facilities was finalized during the first quarter of 2005.

In August 2004, Calfrac entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26.8 million. The proceeds of the financing will be used to partially fund the Company's 2005 capital expenditures program and other general corporate purposes.

Capital expenditures for 2004 totaled $51.3 million. As part of this capital program, the Company recently introduced three additional fracturing spreads to its Canadian operations: one spread based in Medicine Hat, Alberta, another based in Red Deer, Alberta and a third in Grande Prairie, Alberta. In May 2004, the Company also deployed an additional fracturing spread to the United States. During 2004, the Company began construction of an additional conventional fracturing spread to be based in Medicine Hat and two additional spreads specifically designed to complete high rate nitrogen fractures on NGC wells in Canada. Delivery of these spreads is expected in the spring of 2005. By the summer of 2005, Calfrac will have a total of 17 fracturing spreads in the field. Delivery of these additional spreads is scheduled to be completed within time and budget parameters.

In May 2004, the Company signed contracts for a three-year term with a major Western Canadian supplier of nitrogen and carbon dioxide. One of the nitrogen supply contracts guarantees Calfrac's right to all of the nitrogen produced at a plant located in Strathmore, Alberta, and in return, it has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence February 1, 2005 and terminate February 1, 2008. In early October 2004, the first shipments of nitrogen were made to Calfrac's Canadian operations. As supply of these products is expected to be limited for the foreseeable future, these contracts are a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

		Payments Due by Period			
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	$	$	$	$	$
Contractual Obligations					
Long-term debt	7,602	3,644	1,540	925	1,493
Operating leases	12,856	2,905	3,979	2,108	3,864
Purchase obligations	41,780	13,017	27,702	1,061	–
Total contractual obligations	62,238	19,566	33,221	4,094	5,357

On June 1, 2004, the Company acquired a 70% interest in Ram Cementers Inc. ("Ram"). At the date of acquisition, the major assets of Ram included three single and one twin pumping unit. Management also approved additional capital expenditures of approximately $4.0 million, which will add four pumping units and support equipment that will be operational by the spring of 2005 and will be funded by Ram's credit facilities. Calfrac has provided a corporate guarantee in the amount of $1.2 million in support of this credit facility. Subsequent to year-end, the Company acquired the remaining 30% interest in Ram, thereby making Ram a wholly owned subsidiary of Calfrac.

Subsequent to year-end, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split, and as at the date of this report, the Company had 36,214,554 common shares outstanding.

With its recent equity issue, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2005.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("Denison") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by Denison issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, Denison completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The proceeds were used to finance the cash component of Denison's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the business transaction, Denison amalgamated with Calfrac and the successor company changed its name to Calfrac Well Services Ltd. The combination of Denison and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac.

Following these transactions, Calfrac's primary business continues to be the provision of fracturing, coiled tubing, cementing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 4 to the consolidated financial statements, upon amalgamation with Denison, the Company assumed estimated tax attributes of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts included non-capital losses of approximately $69.0 million, of which $51.1 million was utilized in the current year. Of the remaining amount, $6.3 million and $11.6 million are scheduled to expire on December 31, 2008 and December 31, 2009, respectively. The Company expects to fully utilize all tax non-capital losses prior to the expiration dates. At December 31, 2004, the Company had total tax attributes of approximately $279.6 million for federal income tax purposes and $225.8 million for provincial income tax purposes.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. An additional grant of 32,000 options at an exercise price of $40.50 was made on December 14, 2004. Based on this grant price and current assumptions, the weighted average fair value of each option, as per the Black-Scholes pricing model, is approximately $8.89 per option. Stock-based compensation expense of $0.7 million was booked in the year related to the grant of these options.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was made in October 2004. The amount of the grant earned by senior officers was linked to the 2004 corporate performance and consequently a "mark to market" calculation was completed on the entire allotment of performance stock units to determine the expense for the year. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. For the deferred stock units, the Company is required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period. For the year ended December 31, 2004, the Company recorded an expense of $1.1 million related to the deferred and performance stock units.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates

used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation, and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 4 to the consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 15 to the consolidated financial statements for the year ended December 31, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the mining claim.

RISKS AND UNCERTAINTIES ›

Volatility of Industry Conditions

The demand for fracturing, cementing and well stimulation services largely depends on the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all of the Company's operating areas. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer

Although the Company's customer base consists of over 200 oil and gas exploration and production companies, up to 50% of its revenue has historically come from one major customer. This customer was also an equity shareholder of the Company, but during 2004 disposed of its equity interest. The Company has no reason to believe that there will be any change to the amount of work undertaken with this customer. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers. In addition, its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards and maintains insurance coverage that it believes to be adequate, however, there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions

The Company is involved in several legal actions with former employees of a Denison subsidiary relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations

The Company has distributed the former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to two new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against Calfrac may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition

The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk

The Company's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the U.S., however these operations are currently not of sufficient size to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties

The Company expects that its strong financial position, seasoned management, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

OUTLOOK ›

The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in increased drilling of additional gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The Petroleum Services Association of Canada ("PSAC") recently published its well count forecast for 2005. PSAC is predicting an 8% year-over-year increase in the number of wells to be drilled for an all-time record of 24,075 wells, which is largely due to the anticipated increase in NGC activity. The number of NGC wells is forecast to increase from approximately 1,500 in 2004 to 3,000 in 2005. To meet this anticipated demand, and as noted earlier in this report, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on NGC activity from two to four spreads by the spring of 2005. Of the 21,000 conventional wells expected to be drilled in 2005, over 70% are forecast to be natural gas wells. It is further expected that upwards of 90% of all new gas wells will be stimulated through a fracture treatment. The Company's 2005 capital program contemplates the addition of four additional spreads to its fleet of Canadian conventional fracturing equipment in order to meet anticipated demand.

Activity levels for Calfrac's cementing services have been very encouraging. The Company anticipates that with the expansion of its fleet of equipment and augmented marketing and operational capabilities, cementing services will become a larger contributor to its performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

QUARTERLY FINANCIAL INFORMATION ›

The financial and operational results of Calfrac over the past eight quarters are highlighted by aggressive capital programs, steady growth in operational activities and continuous improvement in revenue, earnings and cash flow. The following table sets forth certain quarterly information of the Company for the last two fiscal years:

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	$	$	$	$	$
2004					
Revenue	**57,298**	**41,066**	**60,538**	**82,477**	**241,379**
Gross margin	**21,063**	**7,643**	**20,732**	**34,346**	**83,783**
Net income	**9,068**	**1,657**	**11,771**	**23,134**	**45,630**
Per share – basic & diluted	**0.87**	**0.10**	**0.67**	**1.28**	**2.89**
Cash flow from operations (1)	**11,235**	**4,674**	**14,880**	**28,156**	**58,946**
Per share – basic & diluted	**1.08**	**0.27**	**0.85**	**1.55**	**3.74**
EBITDA (2)	**16,186**	**4,591**	**15,299**	**27,950**	**64,027**
Per share – basic & diluted	**1.56**	**0.27**	**0.88**	**1.54**	**4.06**
Capital expenditures	**12,430**	**11,311**	**12,740**	**14,846**	**51,327**
Working capital	**17,934**	**8,280**	**36,427**	**49,578**	**49,578**
Shareholders' equity	**110,490**	**112,065**	**151,402**	**174,956**	**174,956**
Fracturing spreads (#)					
Conventional	**9**	**10**	**11**	**12**	**12**
Natural gas from coal	**2**	**2**	**2**	**2**	**2**
Total	**11**	**12**	**13**	**14**	**14**

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	$	$	$	$	$
2003					
Revenue	38,266	22,714	47,514	48,064	156,558
Gross margin	13,323	5,202	17,534	17,031	53,090
Net income (loss)	4,848	(60)	7,525	7,336	19,649
Per share – basic & diluted (3)	0.50	(0.01)	0.77	0.75	2.02
Cash flow from operations (1)	7,173	2,850	9,756	10,530	30,309
Per share – basic & diluted (3)	0.74	0.29	1.00	1.08	3.11
EBITDA (2)	10,094	2,824	14,524	14,384	41,826
Per share – basic & diluted (3)	1.04	0.29	1.49	1.48	4.30
Capital expenditures	8,908	4,138	7,299	4,377	24,722
Working capital	1,876	3,158	3,706	6,764	6,764
Shareholders' equity	42,125	42,192	49,717	57,431	57,431
Fracturing spreads (#)					
Conventional	9	9	9	9	9
Natural gas from coal	1	1	1	1	1
Total	10	10	10	10	10

1. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

3. Historical per share information has been calculated using 9,733,506 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions.

2004 Fourth Quarter

The fourth quarter of 2004 established new records for Calfrac in terms of revenue, net income and cash flow. Consolidated revenue for the three months ended December 31, 2004 increased 72% to $82.5 million, net income grew 215% to $23.1 million ($1.28 per share), while cash flow from operations improved 167% to $28.2 million ($1.55 per share).

Revenue

CANADIAN OPERATIONS

Fourth quarter revenue from Canadian operations increased 72% to $75.2 million from $43.7 million in 2003. Canadian fracturing revenue totaled $69.0 million compared to $41.2 million recorded a year ago. A larger fleet of equipment combined with a very active operating environment and a 5% book price increase to the Company's service offerings contributed to the revenue increase. During the quarter, Calfrac completed 1,914 Canadian fracturing jobs for an average revenue of $36,053 per job compared to 1,614 jobs for $25,515 per job the prior year. The increase in per job revenue was primarily the result of larger jobs being completed in all operating regions, with each region recording per job revenue increases of 25% to 35%. The quarter-over-quarter increase in revenue per job numbers also reflected a greater proportion of conventional fracturing work completed in the Red Deer and Grande Prairie regions, which tend to be deeper in nature, as well as increased activity in the NGC market, both of which tend to have higher per job revenues.

During the fourth quarter of 2004, coiled tubing revenue increased 60% to total $4.0 million compared to $2.5 million recorded for the same period of 2003. The total number of coiled tubing jobs completed in the fourth quarter of 2004 was 1,877 versus 1,770 a year ago. This increase was due to more jobs being completed in the Red Deer and Grande Prairie regions, which tend to be deeper in nature.

Revenue from the Company's cementing operations increased 56% to $2.2 million for the fourth quarter of 2004 from $1.4 million recorded in the year's third quarter. Combining this positive momentum with a larger fleet of equipment in 2005, the Company expects cementing services to become a more significant contributor to its financial results in the future.

UNITED STATES OPERATIONS

Revenue from United States operations improved 65% to $7.3 million in the 2004 fourth quarter versus $4.4 million recorded a year ago. The year-over-year improvement was impacted by the deployment of a second fracturing spread in May 2004, growth in the Company's customer base and near record levels of oil and gas activity in the U.S. Rocky Mountain region. During the fourth quarter, Calfrac completed 94 U.S. fracturing jobs for an average revenue of $77,943 per job compared to 63 jobs for $70,442 per job in 2003. The jobs completed in 2004 were slightly larger, thereby providing higher revenues although this was somewhat offset by a weaker U.S. dollar, which had a negative affect on the per job figures.

Gross Margin

For the fourth quarter of 2004, consolidated gross margins increased 102% to $34.3 million from $17.0 million in 2003. The increase was due to higher activity levels, an expanded fleet of equipment, the commencement of nitrogen shipments from a new facility located in Strathmore, which resulted in decreased product costs, a larger proportion of revenue being earned in the Grande Prairie region, an increase in NGC jobs and improved margins from the Company's U.S. operations. As a percentage of revenue, consolidated gross margins increased to 41.6% from 35.4% in the fourth quarter of 2003 due primarily to larger job sizes in all operating regions.

SG&A

For the three months ended December 31, 2004, SG&A expenses totaled $6.3 million compared to $2.6 million the prior year. As a percentage of revenue, SG&A expenses increased to 8% for the fourth quarter of 2004 compared to 5% in 2003. Higher provisions for performance bonuses payable to employees combined with a $1.6 million charge related to the recently introduced stock-based compensation plan contributed to the year-over-year increase. The higher SG&A expense was also required to support the Company's growth experienced in the latter part of 2004 as well as costs associated with being a public company.

Interest, Depreciation and Other Expenses

Interest revenue for the three months ended December 31, 2004 totaled $0.07 million compared to an expense of $0.5 million a year ago due primarily to debt repayments made earlier in the year. Interest was earned on gross proceeds from a public offering of the Company's capital stock that totaled $28.4 million. Conversely, depreciation expenses increased 43% to $3.4 million from $2.4 million recorded in the 2003 three-month period as a result of depreciation relating to equipment additions made late in 2003 and an aggressive 2004 capital program. Other expenses arise from fluctuations in Canadian/U.S. currency exchange rates.

Income Tax

Income tax expense for the quarter totaled $1.5 million compared to $4.1 million a year ago. Current tax expense for the fourth quarter dropped to $0.4 million from $3.4 million in 2003 due to the income tax attributes acquired in the Denison amalgamation. Consequently, the provision for current tax was related almost entirely to the profitability of the Company's cementing and U.S. operations. Future income tax expense for the fourth quarter of 2004 totaled $1.0 million, which resulted primarily from the drawdown of the Company's tax pools as a result of the profitability during the quarter.

Net Income

Net income increased to $23.1 million or $1.28 per share from $7.3 million or $0.75 per share in the 2003 three-month period. This 215% improvement in earnings was due primarily to an increase in revenue as a result of strong industry activity levels combined with a lower effective tax rate resulting from the tax attributes acquired as part of the transaction with Denison.

Cash Flow

During the fourth quarter of 2004, cash flow from operations excluding change in non-cash working capital improved 167% to $28.2 million or $1.55 per share from $10.5 million or $1.08 per share recorded a year ago. This $17.7 million cash flow gain was a result of higher earnings for the quarter.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 18, 2005
Calgary, Alberta



Calfrac operates from a position of financial strength and stability with assets of $266.2 million and shareholders' equity of $175.0 million. Continued growth in our core operations strongly position us to compete in a fiercely competitive industry.

175 ›
150 ›
125 ›
100 ›
75 ›
50 ›
25 ›

04 › $175.0
03 › $ 57.4
02 › $ 37.2
01 › $ 27.1
00 › $ 15.9

Shareholders' Equity (millions)

INTERNAL CONTROL.

Management's Report

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the year ended December 31, 2004 to December 31, 2003.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent Annual Meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of four independent and unrelated directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 18, 2005
Calgary, Alberta

Auditors' Report

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 18, 2005
Calgary, Alberta

Consolidated Balance Sheets

As at December 31,	2004	2003
(000s)	$	$
Assets		
Current assets		
Cash and cash equivalents	**27,830**	14,968
Accounts receivable	**56,609**	30,497
Income taxes recoverable	**140**	–
Inventory	**2,688**	1,958
Prepaid expenses and deposits	**1,363**	927
	88,630	48,350
Capital assets (note 6)	**120,615**	78,441
Intangible assets (note 7)	**36**	252
Goodwill	**3,604**	3,276
Future income taxes (notes 4 and 11)	**53,311**	–
	266,196	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**35,408**	23,889
Income taxes payable	**–**	5,585
Current portion of long-term debt (note 8)	**3,644**	12,112
	39,052	41,586
Long-term debt (note 8)	**3,958**	23,781
Future income taxes (note 11)	**–**	7,521
Deferred credit (notes 4 and 11)	**47,609**	–
Non-controlling interest	**621**	–
	91,240	72,888
Shareholders' equity		
Capital stock (note 9)	**136,473**	14,720
Contributed surplus (note 10)	**651**	–
Retained earnings	**37,832**	42,711
	174,956	57,431
	266,196	130,319

Commitments and contingencies (notes 12 and 15)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

JAMES S. BLAIR
Director

GREGORY S. FLETCHER
Director

Consolidated Statements of Operations and Retained Earnings

Years Ended December 31,	2004	2003
(000s, except per share data)	$	$
Revenue	**241,379**	156,558
Expenses		
Operating	**157,596**	103,468
Selling, general and administrative	**18,730**	10,783
Restructuring costs (note 3)	**965**	–
Foreign exchange losses (gains) and other	**(18)**	487
Loss (gain) on disposal of capital assets	**79**	(6)
	177,352	114,732
	64,027	41,826
Depreciation	**11,776**	8,744
Amortization of intangibles	**216**	297
Interest	**538**	2,174
Income before income taxes	**51,497**	30,611
Income taxes (note 11)		
Current	**5,273**	9,337
Future	**573**	1,625
	5,846	10,962
Income before non-controlling interest	**45,651**	19,649
Non-controlling interest	**21**	–
Net income for the year	**45,630**	19,649
Retained earnings, beginning of year	**42,711**	23,062
Effect of change in accounting for stock-based compensation (note 10)	**(829)**	–
Purchase and cancellation of shares (note 5)	**(53,866)**	–
Elimination of deficit on amalgamation (note 3)	**4,186**	–
Retained earnings, end of year	**37,832**	42,711
Earnings per share		
Basic and diluted (note 9)	**2.89**	2.02

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2004	2003
(000s)	$	$
Cash provided by (used in):		
Operating activities		
Net income for the year	**45,630**	19,649
Items not involving cash		
Depreciation and amortization	**11,992**	9,041
Stock-based compensation	**651**	–
Loss (gain) on disposal of capital assets	**79**	(6)
Future income taxes	**573**	1,625
Non-controlling interest	**21**	-
Funds provided by operations	**58,946**	30,309
Net change in non-cash working capital (note 14)	**(24,551)**	5,604
	34,395	35,913
Financing activities		
Net proceeds from share issues received on amalgamation (note 3)	**92,948**	–
Issue of long-term debt (note 8)	**1,379**	10,140
Long-term debt repayments	**(31,280)**	(10,876)
Purchase of common shares (note 5)	**(58,437)**	–
Net proceeds on issuance of common shares (note 9)	**26,832**	589
	31,442	(147)
Investing activities		
Purchase of capital assets	**(51,327)**	(24,722)
Proceeds on disposal of capital assets	**111**	153
Acquisition of subsidiary, net of cash acquired	**(1,759)**	–
	(52,975)	(24,569)
Increase in cash	**12,862**	11,197
Cash and cash equivalents, beginning of year	**14,968**	3,771
Cash and cash equivalents, end of year	**27,830**	14,968

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
(000s, except per share data)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION ›

As more fully described in note 3, Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporation Act (Alberta). The Company has established oilfield operations in Red Deer, Alberta, Grande Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers cementing and stimulation services to the oil and gas industry including fracturing, acidizing, and coiled tubing services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of Calfrac Well Services Ltd., its wholly owned U.S. subsidiary, Calfrac Well Services Corp., and its 70% owned subsidiary, 1108325 Alberta Ltd.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days, and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(f) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(g) Revenue Recognition

Revenue is recognized as services are rendered and when delivery occurs for products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES › (continued)

(h) Stock-Based Compensation Plans

On January 1, 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the fair value of stock options granted. Under the fair value method, the Company recognizes the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The effect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 10.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(j) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. TRANSACTION WITH DENISON ENERGY INC. ›

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. The transaction was accounted for as a reverse takeover of Denison by the Company.

On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	$
Cash	**92,948**
Future income tax assets (note 4)	**13,989**
Current liabilities	**(3,703)**
Long-term liabilities	**(912)**
	102,322

On amalgamation, the Company's existing deficit and contributed surplus were eliminated against capital stock.

Restructuring costs in the amount of $965 were incurred by the Company during the first quarter of 2004 that relate to the business combination with Denison and the purchase and cancellation of shares described in note 5.

4. FUTURE INCOME TAX ASSETS ›

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $527 in future income tax assets was recorded in connection with the $1,568 of share issue costs incurred on the Company's public offering completed August 31, 2004.

5. PURCHASE AND CANCELLATION OF COMMON SHARES ›

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the shares of the Company held by 1070479 were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

6. CAPITAL ASSETS ›

As at December 31,	2004	2003
	$	$
Cost		
Assets under construction	**15,288**	5,490
Field equipment	**129,537**	89,275
Buildings	**4,751**	2,938
Land	**2,057**	1,250
Shop, office and other equipment	**1,479**	1,049
Computers and computer software	**2,012**	1,524
Leasehold improvements	**356**	284
	155,480	101,810
Accumulated Depreciation		
Assets under construction	**–**	–
Field equipment	**32,171**	21,908
Buildings	**365**	157
Land	**–**	–
Shop, office and other equipment	**708**	420
Computers and computer software	**1,318**	719
Leasehold improvements	**303**	165
	34,865	23,369
Net Book Value		
Assets under construction	**15,288**	5,490
Field equipment	**97,366**	67,367
Buildings	**4,386**	2,781
Land	**2,057**	1,250
Shop, office and other equipment	**771**	629
Computers and computer software	**694**	805
Leasehold improvements	**53**	119
	120,615	78,441

7. INTANGIBLE ASSETS ›

As at December 31,	2004	2003
	$	$
Intangible asset	**1,239**	1,239
Accumulated amortization	**(1,203)**	(987)
	36	252

8. LONG-TERM DEBT ›

As at December 31,	2004	2003
	$	$
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $16 per month, secured by charges on land and buildings	**2,427**	2,613
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly with principal repayable in equal monthly installments over 5 years, secured by assets of a subsidiary	**1,379**	–
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payment of $167, secured by charges on specific equipment	**1,326**	3,170
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $54 per month, secured by charges on specific equipment	**964**	1,607
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $120, secured by charges on specific equipment	**935**	2,256
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	**571**	833
Loan bearing interest at prime plus 0.82% requiring payment of accrued interest monthly plus a fixed principal payment of $580 per month, secured by charges on specific equipment	**–**	24,456
Bankers acceptance bearing interest at 6.39% plus stamping fee of 1.5% requiring blended monthly payments of $146, secured by charges on specific equipment	**–**	859
Non-interest bearing unsecured loan requiring a fixed principal payment of $38 per annum	**–**	99
	7,602	35,893
Current portion of long-term debt	**(3,644)**	(12,112)
	3,958	23,781

As at December 31, 2004, the Company and its subsidiaries had unutilized operating loan facilities of $15.7 million and undrawn capital equipment facilities in the amount of $27.6 million.

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2004 are as follows:

	$
2005	3,644
2006	1,077
2007	462
2008	462
2009	462
Thereafter	1,495
	7,602

9. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

The issued common shares and related values after giving effect to the acquisitions and amalgamation described in notes 3 and 5 are as follows:

	Number of Shares	Amount
	#	$
December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares (note 5)	–	(4,571)
Denison shares issued prior to public offering	772,049	–
Denison public share offering	8,064,520	–
Denison shares issued to Company's shareholders (note 3)	7,427,039	–
Denison net assets acquired on amalgamation (note 3)	–	102,322
Elimination of Company's deficit on amalgamation (note 3)	–	(4,186)
Elimination of Company's contributed surplus on amalgamation (note 3)	–	829
Public share offering – August 31, 2004	1,000,000	27,359
December 31, 2004	**18,107,277**	**136,473**

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,568 less future income taxes of $527.

The weighted average number of common shares outstanding for the year ended December 31, 2004 was 15,771,149 (2003 – 9,733,506 calculated in accordance with Canadian GAAP for reverse takeover transactions). Stock options issued during the year were not included in the calculation of diluted earnings per share as they are anti-dilutive.

10. STOCK-BASED COMPENSATION ›

(a) Stock Options

On September 1, 2004, the Company granted 388,100 options to its employees to purchase shares in the Company. The options have an exercise price of $31.45 per share and vest in three equal parts on the first, second and third anniversary of the grant date. The options expire on February 29, 2008. On December 14, 2004, an additional 32,000 options were granted to employees at an exercise price of $40.50 per share, vesting equally over three years and expiring on June 13, 2008. The estimated fair value of options granted in 2004 using the Black-Scholes option pricing model is $3,733, with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years and expected volatility of 35%. This amount will be charged to compensation expense over the vesting period. To date, $651 of compensation expense has been recorded in respect of these options.

In 2003, the Company issued 265,625 stock options to senior executives at an exercise price of $1.00 per share. The options vested immediately and were all exercised by December 31, 2003. Prior to January 1, 2004, the Company did not recognize compensation costs for its stock-based compensation, and therefore, no stock-based compensation expense was recorded in respect of these options for 2003. Had the fair value method been used, $829 of stock-based compensation expense would have been recorded and the Company's net income for 2003 would have been reduced to $18,820 and earnings per share to $1.93. The $829 of 2003 stock-based compensation was recorded on January 1, 2004 against opening retained earnings, as a change in accounting policy applied retroactively, without restatement.

(b) Stock Units

On October 15, 2004, the Company granted 30,000 deferred stock units to its outside directors. These units vest one year from the date of grant and will be settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. To December 31, 2004, $299 of compensation expense has been recognized as a liability for deferred stock units.

Also on October 15, 2004, the Company granted 17,000 performance stock units to three of the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to 2004 corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units will be settled in either cash or Company shares purchased on the open market. The 2004 performance criteria for these units were met, therefore the current fair value of the performance stock units has been recognized in 2004 as an expense and accrued liability in the amount of $803.

10. STOCK-BASED COMPENSATION › (continued)

(b) Stock Units (continued)

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

11. INCOME TAXES ›

The following table summarizes the temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2004	2003
	$	$
Capital assets	**31,361**	(8,682)
Canadian exploration expenses	**12,261**	–
Losses carried forward	**3,947**	–
Deferred financing and share issue costs	**3,650**	53
Deferred compensation payable	**1,720**	817
Other	**372**	291
	53,311	(7,521)

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 33.9% (2003 – 36.8%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2004	2003
	$	$
Income before tax	**51,497**	30,611
Income tax rate (%)	**33.9**	36.8
Computed expected income tax expense	**17,457**	11,246
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	**(12,162)**	–
Manufacturing and processing – lower effective tax rate	**–**	(535)
Non-deductible expenses	**586**	187
Future income tax benefit from tax rate reduction	**(313)**	(126)
Foreign withholding taxes	**211**	–
Foreign tax rate differentials	**20**	(32)
Other	**(113)**	162
Large corporations tax	**160**	60
	5,846	10,962

12. COMMITMENTS ›

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2004, as follows:

	$
2005	2,905
2006	2,192
2007	1,787
2008	1,078
2009	1,030
Thereafter	3,864
	12,856

The Company has obligations for the purchase of products and services over the next three years that total approximately $41.8 million.

13. FINANCIAL INSTRUMENTS ›

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2004 was 5.67% (December 31, 2003 – 6.06%).

14. SUPPLEMENTAL INFORMATION ›

Change in non-cash operating working capital:

Years Ended December 31,	2004	2003
	$	$
Accounts receivable	**(26,112)**	(5,784)
Inventory	**(730)**	(479)
Prepaid expenses and deposits	**(436)**	341
Accounts payable and accrued liabilities	**11,519**	7,656
Income taxes payable (recoverable)	**(5,725)**	3,870
Effect of acquisitions on change in non-cash working capital	**(3,067)**	–
	(24,551)	5,604
Interest paid	**979**	2,266
Income taxes paid	**11,049**	5,394

15. CONTINGENCIES ›

As a result of the acquisition and amalgamation described in note 3, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

15. CONTINGENCIES › (continued)

Greek Operations (continued)

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Mining Claim

The Company is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc-mining site in the state of Maine known as Blue Hill. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required. Furthermore, the Company has been advised that Noranda Inc., a co-defendant in the above-mentioned case, is filing a counterclaim that names the Company as a defendant by counterclaim.

Denison Mines Inc. ("Denison") has advised the Company in writing that it will indemnify it from any adverse consequences arising from both of the above claims. Denison has advised the Company that it has thoroughly examined the issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Further, the Company believes that, to the extent that there is liability and the Company incurs legal fees, Kerramerican and Black Hawk are liable pursuant to an indemnity agreement. Notwithstanding the Company's belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time.

16. SEGMENTED INFORMATION ›

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
	$	$	$	$
2004				
Revenue	**213,854**	**27,525**	**–**	**241,379**
Net income	**45,435**	**195**	**–**	**45,630**
Segmented assets	**262,936**	**4,824**	**(1,564)**	**266,196**
Capital expenditures	**51,014**	**313**	**–**	**51,327**
Goodwill	**3,604**	**–**	**–**	**3,604**
2003				
Revenue	141,530	15,424	(396)	156,558
Net income (loss)	20,718	(1,069)	–	19,649
Segmented assets	129,348	2,790	(1,819)	130,319
Capital expenditures	24,514	208	–	24,722
Goodwill	3,276	–	–	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

17. SUBSEQUENT EVENTS ›

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split, the Company will have 36,214,554 common shares outstanding.

Historical Review

Years Ended December 31,	2004	2003	2002	2001	2000
(000s, except per share data)	$	$	$	$	$
Financial Results					
Revenue	**241,379**	156,558	96,066	67,509	45,832
Gross margin	**83,783**	53,090	31,271	24,565	14,602
Net income	**45,630**	19,649	10,024	7,765	5,651
Per share – basic & diluted (1)	**2.89**	2.02	1.03	0.80	0.58
Cash flow from operations (2)	**58,946**	30,309	18,138	17,007	9,553
Per share – basic & diluted (1)	**3.74**	3.11	1.86	1.75	0.98
EBITDA (3)	**64,027**	41,826	23,923	19,556	11,452
Per share – basic & diluted (1)	**4.06**	4.30	2.46	2.01	1.18
Capital expenditures	**51,327**	24,722	22,362	20,488	10,917
Financial Position					
Current assets	**88,630**	48,350	31,230	14,304	10,233
Total assets	**266,196**	130,319	97,666	64,816	42,717
Working capital	**49,578**	6,764	(21,641)	(17,032)	(1,640)
Long-term debt	**3,958**	23,781	1,706	2,250	14,942
Future income tax asset (liability)	**53,311**	(7,521)	(5,896)	(4,122)	–
Shareholders' equity	**174,956**	57,431	37,193	27,108	15,901
Common Share Data					
Common shares outstanding (#)					
At December 31	**18,107,277**	n/a	n/a	n/a	n/a
Weighted average	**15,771,149**	n/a	n/a	n/a	n/a
Share trading					
High ($)	**47.50**	n/a	n/a	n/a	n/a
Low ($)	**23.20**	n/a	n/a	n/a	n/a
Close ($)	**47.25**	n/a	n/a	n/a	n/a
Volume (#)	**752**	n/a	n/a	n/a	n/a
	#	#	#	#	#
Operating Results					
Fracturing spreads					
Conventional	**12**	9	9	7	5
Natural gas from coal	**2**	1	–	–	–
Total	**14**	10	9	7	5

1. Historical per share information has been calculated using 9,733,506 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Corporate Information

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President

Robert S. Roberts
Senior Vice President &
Chief Operating Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President,
Business Development

Stephen T. Dadge
Vice President, Corporate Service

Tom J. Medvedic
Vice President, Finance &
Chief Financial Officer

Matthew L. Mignault
Controller

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

Alberta, Canada
Calgary – Head Office
Medicine Hat
Red Deer
Grande Prairie

Colorado, United States
Denver – Regional Office
Platteville

PricewaterhouseCoopers LLP
Calgary, Alberta

HSBC Bank Canada
Calgary, Alberta

Bennett Jones LLP
Calgary, Alberta

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (403) 267-6800, or by e-mail at service@computershare.com, or write to:

Computershare Trust Company of Canada
Suite 600, 530 Eighth Avenue S.W.
Calgary, Alberta T2P 3S8

Toronto Stock Exchange
Trading Symbol: CFW

The Annual Meeting of Shareholders of Calfrac Well Services Ltd. will be held on May 12, 2005 at 3:30 p.m. (Calgary time) in the Turner Valley Room at the Fairmont Palliser Hotel, Calgary, Alberta. All shareholders are cordially invited and encouraged to attend. Shareholders who are unable to attend the Meeting are requested to complete and return the Instrument of Proxy to Computershare Trust Company of Canada at their earliest convenience.

Created by CORPORATE IMAGE MAKERS – CALGARY, ALBERTA \ Personnel Photography by MARK VITARIS PRODUCTIONS – CALGARY, ALBERTA

Directors



Ronald P. Mathison – Chairman (1)(2)

Mr. Mathison is President, Chief Executive Officer and sole shareholder of Matco Investments, a private investment company. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private sectors having served as a director and principal of Peters & Co. Limited, an investment firm specializing in the oil and gas industry, for 14 years.



James S. Blair (1)(3)

Since 2002, Mr. Blair has served as President and Chief Executive Officer of ExAlta Energy Inc. Prior thereto, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc. Mr. Blair is a board member of Viking Energy Royalty Trust, Forte Resources Inc. and Onstream Compressor Rentals Inc.



Gregory S. Fletcher (1)(2)

Mr. Fletcher is an independent businessman involved in Western Canada's oil and gas industry and since 1997, has been President of Sierra Energy Inc., a private oil and gas production company. Mr. Fletcher is Chairman and a director of Diamond Energy Services Inc. and serves as a director of Total Energy Services Ltd., Forte Resources Inc. and Pengrowth Management Limited.



Martin Lambert (3)

As a partner with Bennett Jones LLP for over 17 years, Mr. Lambert is widely recognized as one of Canada's leading merger and acquisitions lawyers. Mr. Lambert serves on the board of several public companies including Oil States International Inc., zed.i solutions.inc., Ketch Energy Trust and Bear Ridge Resources Ltd.

(1) *Member of the Audit Committee*
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee



Paul F. Little (3)

Mr. Little has served as President of Westover Investments Inc. since 1999. Prior thereto, Mr. Little was a principal of the Toronto-based merchant banking firm Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves as a director of several public companies including Denison Mines Inc., The Nautilus Group, Inc., Medisystem Technologies, Inc. and World Point Terminals, Inc. He is Chairman of Echelon General Insurance Company.



Douglas R. Ramsay

Mr. Ramsay is a founder of Calfrac Well Services Ltd. and has been President and Chief Executive Officer since its formation in 1999. Prior thereto, Mr. Ramsay served as President of Canadian Fracmaster Ltd. until 1994 and held various positions with Delta Consultants, Dome Petroleum Corp. and BJ Well Services Company.



R. Timothy Swinton (1)(2)

Mr. Swinton is an independent businessman involved in Western Canada's oil and gas industry. Previous executive experience includes Executive Chairman of IPEC Ltd., Chairman and Chief Executive Officer of Kenting Energy Services Inc. and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton also serves as a director of Anderson Energy Ltd. and has been a board member of a number of energy-related public companies.

www.calfrac.com

Management's Report

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the year ended December 31, 2004 to December 31, 2003.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent Annual Meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of four independent and unrelated directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 18, 2005
Calgary, Alberta

Auditors' Report

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 18, 2005
Calgary, Alberta

Consolidated Balance Sheets

As at December 31,	2004	2003
(000s)	$	$
Assets		
Current assets		
Cash and cash equivalents	**27,830**	14,968
Accounts receivable	**56,609**	30,497
Income taxes recoverable	**140**	–
Inventory	**2,688**	1,958
Prepaid expenses and deposits	**1,363**	927
	88,630	48,350
Capital assets (note 6)	**120,615**	78,441
Intangible assets (note 7)	**36**	252
Goodwill	**3,604**	3,276
Future income taxes (notes 4 and 11)	**53,311**	–
	266,196	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**35,408**	23,889
Income taxes payable	**–**	5,585
Current portion of long-term debt (note 8)	**3,644**	12,112
	39,052	41,586
Long-term debt (note 8)	**3,958**	23,781
Future income taxes (note 11)	**–**	7,521
Deferred credit (notes 4 and 11)	**47,609**	–
Non-controlling interest	**621**	–
	91,240	72,888
Shareholders' equity		
Capital stock (note 9)	**136,473**	14,720
Contributed surplus (note 10)	**651**	–
Retained earnings	**37,832**	42,711
	174,956	57,431
	266,196	130,319

Commitments and contingencies (notes 12 and 15)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

JAMES S. BLAIR
Director

GREGORY S. FLETCHER
Director

Consolidated Statements of Operations and Retained Earnings

Years Ended December 31,	2004	2003
(000s, except per share data)	$	$
Revenue	**241,379**	156,558
Expenses		
Operating	**157,596**	103,468
Selling, general and administrative	**18,730**	10,783
Restructuring costs (note 3)	**965**	–
Foreign exchange losses (gains) and other	**(18)**	487
Loss (gain) on disposal of capital assets	**79**	(6)
	177,352	114,732
	64,027	41,826
Depreciation	**11,776**	8,744
Amortization of intangibles	**216**	297
Interest	**538**	2,174
Income before income taxes	**51,497**	30,611
Income taxes (note 11)		
Current	**5,273**	9,337
Future	**573**	1,625
	5,846	10,962
Income before non-controlling interest	**45,651**	19,649
Non-controlling interest	**21**	–
Net income for the year	**45,630**	19,649
Retained earnings, beginning of year	**42,711**	23,062
Effect of change in accounting for stock-based compensation (note 10)	**(829)**	–
Purchase and cancellation of shares (note 5)	**(53,866)**	–
Elimination of deficit on amalgamation (note 3)	**4,186**	–
Retained earnings, end of year	**37,832**	42,711
Earnings per share		
Basic and diluted (note 9)	**2.89**	2.02

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2004	2003
(000s)	$	$
Cash provided by (used in):		
Operating activities		
Net income for the year	**45,630**	19,649
Items not involving cash		
Depreciation and amortization	**11,992**	9,041
Stock-based compensation	**651**	–
Loss (gain) on disposal of capital assets	**79**	(6)
Future income taxes	**573**	1,625
Non-controlling interest	**21**	-
Funds provided by operations	**58,946**	30,309
Net change in non-cash working capital (note 14)	**(24,551)**	5,604
	34,395	35,913
Financing activities		
Net proceeds from share issues received on amalgamation (note 3)	**92,948**	–
Issue of long-term debt (note 8)	**1,379**	10,140
Long-term debt repayments	**(31,280)**	(10,876)
Purchase of common shares (note 5)	**(58,437)**	–
Net proceeds on issuance of common shares (note 9)	**26,832**	589
	31,442	(147)
Investing activities		
Purchase of capital assets	**(51,327)**	(24,722)
Proceeds on disposal of capital assets	**111**	153
Acquisition of subsidiary, net of cash acquired	**(1,759)**	–
	(52,975)	(24,569)
Increase in cash	**12,862**	11,197
Cash and cash equivalents, beginning of year	**14,968**	3,771
Cash and cash equivalents, end of year	**27,830**	14,968

See accompanying notes to the consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION ›

As more fully described in note 3, Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporation Act (Alberta). The Company has established oilfield operations in Red Deer, Alberta, Grande Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers cementing and stimulation services to the oil and gas industry including fracturing, acidizing, and coiled tubing services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of Calfrac Well Services Ltd., its wholly owned U.S. subsidiary, Calfrac Well Services Corp., and its 70% owned subsidiary, 1108325 Alberta Ltd.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days, and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(f) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(g) Revenue Recognition

Revenue is recognized as services are rendered and when delivery occurs for products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES › (continued)

(h) Stock-Based Compensation Plans

On January 1, 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the fair value of stock options granted. Under the fair value method, the Company recognizes the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The effect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 10.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(j) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. TRANSACTION WITH DENISON ENERGY INC. ›

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. The transaction was accounted for as a reverse takeover of Denison by the Company.

On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	$
Cash	**92,948**
Future income tax assets (note 4)	**13,989**
Current liabilities	**(3,703)**
Long-term liabilities	**(912)**
	102,322

On amalgamation, the Company's existing deficit and contributed surplus were eliminated against capital stock.

Restructuring costs in the amount of $965 were incurred by the Company during the first quarter of 2004 that relate to the business combination with Denison and the purchase and cancellation of shares described in note 5.

4. FUTURE INCOME TAX ASSETS ›

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $527 in future income tax assets was recorded in connection with the $1,568 of share issue costs incurred on the Company's public offering completed August 31, 2004.

5. *PURCHASE AND CANCELLATION OF COMMON SHARES ›*

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the shares of the Company held by 1070479 were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

6. CAPITAL ASSETS ›

As at December 31,	2004	2003
	$	$
Cost		
Assets under construction	**15,288**	5,490
Field equipment	**129,537**	89,275
Buildings	**4,751**	2,938
Land	**2,057**	1,250
Shop, office and other equipment	**1,479**	1,049
Computers and computer software	**2,012**	1,524
Leasehold improvements	**356**	284
	155,480	101,810
Accumulated Depreciation		
Assets under construction	**–**	–
Field equipment	**32,171**	21,908
Buildings	**365**	157
Land	**–**	–
Shop, office and other equipment	**708**	420
Computers and computer software	**1,318**	719
Leasehold improvements	**303**	165
	34,865	23,369
Net Book Value		
Assets under construction	**15,288**	5,490
Field equipment	**97,366**	67,367
Buildings	**4,386**	2,781
Land	**2,057**	1,250
Shop, office and other equipment	**771**	629
Computers and computer software	**694**	805
Leasehold improvements	**53**	119
	120,615	78,441

7. INTANGIBLE ASSETS ›

As at December 31,	2004	2003
	$	$
Intangible asset	**1,239**	1,239
Accumulated amortization	**(1,203)**	(987)
	36	252

8. LONG-TERM DEBT ›

As at December 31,	2004	2003
	$	$
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $16 per month, secured by charges on land and buildings	**2,427**	2,613
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly with principal repayable in equal monthly installments over 5 years, secured by assets of a subsidiary	**1,379**	–
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payment of $167, secured by charges on specific equipment	**1,326**	3,170
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $54 per month, secured by charges on specific equipment	**964**	1,607
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $120, secured by charges on specific equipment	**935**	2,256
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	**571**	833
Loan bearing interest at prime plus 0.82% requiring payment of accrued interest monthly plus a fixed principal payment of $580 per month, secured by charges on specific equipment	**–**	24,456
Bankers acceptance bearing interest at 6.39% plus stamping fee of 1.5% requiring blended monthly payments of $146, secured by charges on specific equipment	**–**	859
Non-interest bearing unsecured loan requiring a fixed principal payment of $38 per annum	**–**	99
	7,602	35,893
Current portion of long-term debt	**(3,644)**	(12,112)
	3,958	23,781

As at December 31, 2004, the Company and its subsidiaries had unutilized operating loan facilities of $15.7 million and undrawn capital equipment facilities in the amount of $27.6 million.

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2004 are as follows:

	$
2005	3,644
2006	1,077
2007	462
2008	462
2009	462
Thereafter	1,495
	7,602

9. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

The issued common shares and related values after giving effect to the acquisitions and amalgamation described in notes 3 and 5 are as follows:

	Number of Shares	Amount
	#	$
December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares (note 5)	–	**(4,571)**
Denison shares issued prior to public offering	**772,049**	–
Denison public share offering	**8,064,520**	–
Denison shares issued to Company's shareholders (note 3)	**7,427,039**	–
Denison net assets acquired on amalgamation (note 3)	–	**102,322**
Elimination of Company's deficit on amalgamation (note 3)	–	**(4,186)**
Elimination of Company's contributed surplus on amalgamation (note 3)	–	**829**
Public share offering – August 31, 2004	**1,000,000**	**27,359**
December 31, 2004	**18,107,277**	**136,473**

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,568 less future income taxes of $527.

The weighted average number of common shares outstanding for the year ended December 31, 2004 was 15,771,149 (2003 – 9,733,506 calculated in accordance with Canadian GAAP for reverse takeover transactions). Stock options issued during the year were not included in the calculation of diluted earnings per share as they are anti-dilutive.

10. STOCK-BASED COMPENSATION ›

(a) Stock Options

On September 1, 2004, the Company granted 388,100 options to its employees to purchase shares in the Company. The options have an exercise price of $31.45 per share and vest in three equal parts on the first, second and third anniversary of the grant date. The options expire on February 29, 2008. On December 14, 2004, an additional 32,000 options were granted to employees at an exercise price of $40.50 per share, vesting equally over three years and expiring on June 13, 2008. The estimated fair value of options granted in 2004 using the Black-Scholes option pricing model is $3,733, with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years and expected volatility of 35%. This amount will be charged to compensation expense over the vesting period. To date, $651 of compensation expense has been recorded in respect of these options.

In 2003, the Company issued 265,625 stock options to senior executives at an exercise price of $1.00 per share. The options vested immediately and were all exercised by December 31, 2003. Prior to January 1, 2004, the Company did not recognize compensation costs for its stock-based compensation, and therefore, no stock-based compensation expense was recorded in respect of these options for 2003. Had the fair value method been used, $829 of stock-based compensation expense would have been recorded and the Company's net income for 2003 would have been reduced to $18,820 and earnings per share to $1.93. The $829 of 2003 stock-based compensation was recorded on January 1, 2004 against opening retained earnings, as a change in accounting policy applied retroactively, without restatement.

(b) Stock Units

On October 15, 2004, the Company granted 30,000 deferred stock units to its outside directors. These units vest one year from the date of grant and will be settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. To December 31, 2004, $299 of compensation expense has been recognized as a liability for deferred stock units.

Also on October 15, 2004, the Company granted 17,000 performance stock units to three of the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to 2004 corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units will be settled in either cash or Company shares purchased on the open market. The 2004 performance criteria for these units were met, therefore the current fair value of the performance stock units has been recognized in 2004 as an expense and accrued liability in the amount of $803.

10. **STOCK-BASED COMPENSATION ›** (continued)

(b) Stock Units (continued)

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

11. **INCOME TAXES ›**

The following table summarizes the temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2004	2003
	$	$
Capital assets	**31,361**	(8,682)
Canadian exploration expenses	**12,261**	–
Losses carried forward	**3,947**	–
Deferred financing and share issue costs	**3,650**	53
Deferred compensation payable	**1,720**	817
Other	**372**	291
	53,311	(7,521)

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 33.9% (2003 – 36.8%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2004	2003
	$	$
Income before tax	**51,497**	30,611
Income tax rate (%)	**33.9**	36.8
Computed expected income tax expense	**17,457**	11,246
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	**(12,162)**	–
Manufacturing and processing – lower effective tax rate	**–**	(535)
Non-deductible expenses	**586**	187
Future income tax benefit from tax rate reduction	**(313)**	(126)
Foreign withholding taxes	**211**	–
Foreign tax rate differentials	**20**	(32)
Other	**(113)**	162
Large corporations tax	**160**	60
	5,846	10,962

12. **COMMITMENTS ›**

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2004, as follows:

	$
2005	2,905
2006	2,192
2007	1,787
2008	1,078
2009	1,030
Thereafter	3,864
	12,856

The Company has obligations for the purchase of products and services over the next three years that total approximately $41.8 million.

Notes to Consolidated Financial Statements

13. FINANCIAL INSTRUMENTS ›

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2004 was 5.67% (December 31, 2003 – 6.06%).

14. SUPPLEMENTAL INFORMATION ›

Change in non-cash operating working capital:

Years Ended December 31,	2004	2003
	$	$
Accounts receivable	**(26,112)**	(5,784)
Inventory	**(730)**	(479)
Prepaid expenses and deposits	**(436)**	341
Accounts payable and accrued liabilities	**11,519**	7,656
Income taxes payable (recoverable)	**(5,725)**	3,870
Effect of acquisitions on change in non-cash working capital	**(3,067)**	–
	(24,551)	5,604
Interest paid	**979**	2,266
Income taxes paid	**11,049**	5,394

15. CONTINGENCIES ›

As a result of the acquisition and amalgamation described in note 3, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.